UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission file number: 001-38170

NEWATER TECHNOLOGY, INC.

(Registrant's name)

c/o Yantai Jinzheng Eco-Technology Co., Ltd.

1 Ruida Road, Laishan District, Yantai City

Shandong Province

People’s Republic of China 264003

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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Explanatory Note:

On July 29, 2020 Newater Technology, Inc. (the “Company”), through its wholly-owned subsidiary Yantai Jinzheng Eco-Technology Co., Ltd., entered into a Entrusted Loan Contract (the “Loan Contract”) with Yantai Zhengda Urban Construction Progress Co., Ltd as the lender. The loan amount is RMB 150,000,000 (approximately $21.4 million) for a period of six months. The Company expects to use the proceeds from the loan for operational purposes. The foregoing description of the Loan Contract is qualified in its entirety by reference to the Loan Contract, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

EXHIBIT INDEX

Number	Description of Exhibit

10.1	Loan Contract with Yantai Zhengda Urban Construction Progress Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NEWATER TECHNOLOGY, INC.

By:	/s/ Yuebiao Li
Yuebiao Li
Chairman and Chief Executive Officer

Dated: August 3, 2020